07023315

RECEIVED

2007 MAY -8 A 10:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

May 3, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 045/2007**

  Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV) in April 2007.

  Date: May 3, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tenvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
May 3, 2007

AIS-CP 045/2007

May 3, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV) in April 2007.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	**Grant II**	**Grant III**	**Grant IV**
The number of warrants (units)	8,467,200	8,999,500	9,686,700*
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Price (Baht/Share)	39.131	83.844	98.667
Exercise Ratio (warrant : common share)	1 : 1.10857	1 : 1.09477	1:1.08103
Maturity of Warrants	5 years from the issuing date		

* Total number of ESOP warrants Grant 4 to be issued and offered is 9,794,800 units; however they are allotted 9,686,700 units to directors and employees.

The Company would like to report the results of the exercise of warrants (ESOP Grant II, III, IV) in April 2007 as follows:

Outstanding of ESOP	**Grant II**	**Grant III**	**Grant IV**
No. of exercised warrants in this month (units)	86,500	-	-
No. of remaining unexercised warrants (units)	888,900	8,147,000	9,686,700
No. of shares derived from this exercise (shares)	95,890	-	-
No. of remaining shares reserved for warrants (shares)	1,040,313	9,120,790	10,466,900

RECEIVED
2007 MAY -8 A 10:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 25, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 042/2007**

  Subject: Resolutions of the 2007 Annual General Meeting of Shareholders

  Date: April 25, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tenvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 25, 2007

Translation

AIS-CP 042/2007

April 25, 2007

Re: Resolutions of the 2007 Annual General Meeting of Shareholders

To: The President
The Stock Exchange of Thailand

We would like to inform you that at the 2007 Annual General Meeting of Shareholders of Advanced Info Service Plc. (the "Company"), held on April 25, 2007 at the Auditorium on the 9th floor of Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok, the following resolutions were passed:

1. Certified the Company's operating results for 2006 and approved the balance sheets, statement of income, and cash flow statements for the year 2006, ended December 31, 2006;

   The resolution of the meeting approved by the majority of all shareholders attended in the meeting and has a right to cast the votes.

2. Approved the distribution of dividends for the second half of 2006 (July 1 - December 31, 2006) to shareholders at Baht 3.30 each to the Company's shareholders of 2,955,463,798 shares. The closing date of register book to determine the right to receive dividend was on April 4, 2007, at 12.00 noon and the payment date will be on May 10, 2007.

   The Company's the distribution of dividends for the 2006 (including the interim dividend payment paid from the operating results of the first haft of 2006 at Baht 3.00 per share) is accounted to be Baht 6.30 per share, or totally Baht 18,592 million.

   The resolution of the meeting approved by the majority of all shareholders attended in the meeting and has a right to cast the votes.

3. Approved the appointment of the following four auditors from PricewaterhouseCoopers ABAS Ltd. ("PwC") as the Company's external auditors for 2007:

- Mr. Suchart Leungsurasawat	CPA.No. 2807
- Ms. Nangnoi Charoenthavesub	CPA.No. 3044
- Mrs. Suwannee Bhuripanyo	CPA.No. 3371
- Mr. Prasit Yuengsrikul	CPA.No. 4174

   Any one of the above auditors is authorized to conduct the audit and express an opinion on the Company's annual financial statements. In the event that none of these auditors is available, PwC is authorized to delegate another one of its certified public accountants to conduct the audit. It was recommended that the audit fee for 2007 is fixed at Baht 6.85 million for the Company and Baht 10.28 million for the Company and its subsidiaries.

   The resolution of the meeting approved by the majority of all shareholders attended in the meeting and has a right to cast the votes.

4. Approved the re-appointment of directors to the same positions of the following four directors who were due to retire by rotation in 2007:

4.1 The retiring directors due to cease of their terms are as follows:

- Mr. Surasak Vajasit	Director, Independent Director, Member of Audit Committee and Member of Nomination Committee
- Mr. Suphadej Poonpipat	Director
- Ms. Koh Kah Sek	Director
- Mr. Allen Lew Yoong Keong	Director

4.2 The retiring directors having been re-appointed are as follows:

- Mr. Surasak Vajasit	Director, Independent Director, Member of Audit Committee and Member of Nomination Committee
- Mr. Suphadej Poonpipat	Director
- Ms. Koh Kah Sek	Director
- Mr. Allen Lew Yoong Keong	Director

4.3 The members of the Board of Directors shall be as follows:

- Dr. Paiboon Limpaphayom	Chairman of the Board of Directors and Independent Director
- Mr. Aviruth Wongbuddhapitak	Chairman of Audit Committee and Independent Director
- Mrs.Tasanee Manorot	Member of Audit Committee and Independent Director
- Mr. Surasak Vajasit	Member of Audit Committee and Independent Director
- Mr. Suphadej Poonpipat	Director
- Mr. Vasukree Klapairee	Director
- Mr. Allen Lew Yoong Keong	Director
- Ms. Koh Kah Sek	Director
- Mr. Boonklee Plangsiri	Director
- Mrs.Siripen Sitasuwan	Director
- Mr. Somprasong Boonyachai	Director

The resolution of the meeting approved by the majority of all shareholders attended in the meeting and has a right to cast the votes.

5. Approved the directors' remuneration for the fiscal year 2007 not exceeding of Baht 12,000,000. Such remuneration shall consist of monthly retainer fee, attendance fee, and yearly bonus.
   (1) Attendance fee at Baht 25,000 for each meeting
   (2) The Chairman of the Company shall receive 100,000 baht per month.
   (3) The Chairman of Audit Committee of the Company shall receive 75,000 baht per month. The Independent/Outside directors and Representative under concession shall receive 50,000 baht per month.
   (4) Executive directors shall not receive any remuneration as members of the Board.

The resolution of the meeting approved by the votes of not less than two-third of all shareholders attended in the meeting and has a right to cast the votes.

6. Approved the plans to procure funds for the Company to provide capital for investment in expansion of the network system, repay debentures, which are due to be redeemed and being working capital of the Company. In order to consider the method for the procurement of funds, the meeting approved the empowerment of the executive committee or person who is empowered by the Board of Directors and/or the executive committee ("**Attorney**") to be the authorized person to make a decision on whether the Company shall procure funds for the Company by means of borrowing money or issuing and offering debt instruments or a combination of both under the following details:

   (a) Approved the total credit amount in aggregate of the borrowed money and/or issuing and offering debt instruments pursuant to the details specified in (b) and (c) shall not exceed Baht 12,000,000,000 or equivalent in other currencies;

   (b) Approved the Company to borrow money from both domestic and/or overseas sources in an amount of no more than Baht 12,000,000,000 or equivalent in other currencies and empowered the Attorney to be the authorized person to make a decision on borrowing money including carrying out other acts relating to the borrowing of money such as structure credit amount, tenor, conditions and details of borrowing including negotiate, prepare, agree, execute and deliver any agreement and other documents with respect to the borrowing including appointing an underwriter and agent and do all other acts that the Attorney deems necessary or desirable for the purpose of facilitating or implementing of such borrowing;

   (c) Approved the Company to issue and offer the debt instruments both short and/or long tenor in an amount of not more than Baht 12,000,000,000 or equivalent in other currencies. The debt instruments may be offered to the public and/or institutional investors and/or specific investors in Thailand and/or outside Thailand both short and/or long tenor in accordance with the relevant notifications of the Office of the Securities and Exchange Commission. The debt instruments may be offered in the same set or several sets at the same time or several times. If the Company issues and offers debt instruments on a public offering basis, it can allot debt instruments to the existing debt instruments' holders of the Company and/or management of the Company before offering to general investors without waiting to see if there are any debt instruments remaining from the subscription by other general investors.

   Approved the empowerment of the Attorney to be the authorized person to issue and offer debt instruments including operating other acts relating to the issue and offer of debt instruments such as structure, determine, specify and adjust any details of the debt instruments, for example, terms and conditions of issuer and debentureholders, amount of the debt instruments offered in each time, par value, interest rate, interest payment method, term, redemption period, subscription period, offering/allocation method including (but not limited to) amount and ratio for debt instruments allotment, appointment of arranger/underwriter, register and/or debentureholders' representative (if any) and the arrangement for the listing of debt instruments on the secondary market; negotiate, prepare, agree, execute and deliver any agreement and other documents with respect to the issue and offer of the debt instruments; and do all such other acts and things that the Attorney deems necessary or desirable for the purpose of facilitating or implementing the issue and offer of the debt instruments.

   (d) Approved the empowerment of the Attorney to be the authorized person to make decisions and carry out necessary acts relating to hedging transactions in order to protect any risk arising from fluctuation of interest rate and/or currency exchange rate in relation to loan procurement under (b) and (c) above.

   Approved the issue and offer of the debt instruments to be proposed to the shareholders' meeting details of which were as proposed by the Board of Directors in all respects. As required by law, the shareholders' meeting shall approve the issue and offer of debenture that is one type of the debt instruments.

   The resolution of the meeting approved by the votes of not less than three-fourths of all shareholders attended in the meeting and has a right to cast the votes.

7. Approved the allotment of additional 1,245,000 ordinary shares, at the par value of Baht 1 each, to be reserved for exercising the right in pursuance of the ESOP warrants due to entering into the terms and conditions of the Prospectus.

   Regarding the distribution of dividends of the company for the 2006, the Company has approved the distribution of dividends in excess of 50% of net profit after income tax. It is necessary to adjust the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

   The Company, therefore, will allot additional 1,245,000 shares to be reserved for the new exercise ratio of ESOP warrants.

   The resolution of the meeting approved by the votes of not less than three-fourths of all shareholders attended in the meeting and has a right to cast the votes.

END